UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ADESTO TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00687D101

(CUSIP Number)

Harris & Harris Group, Inc.

1450 Broadway, 24th Floor

New York, NY 10018

Attention: Daniel B. Wolfe

Telephone:

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Harris & Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,769,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.0% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) As described in Item 5, Dr. Wolfe is deemed to have shared voting power over the shares of the Company held by Harris & Harris as a result of his position as a Managing Director of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Douglas W. Jamison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,769,868 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.0% from Harris & Harris Group, Inc.**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) As described in Item 5, Mr. Jamison is deemed to have shared voting power and shared dispositive power over the shares of the Company held by Harris & Harris as a result of his position as a Managing Director and Chief Executive Officer of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Alexei Andreev, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.0% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) As described in Item 5, Dr. Andreev is deemed to have shared voting power over the shares of the Company held by Harris & Harris as a result of his position as a Managing Director of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Misti Ushio, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,769,868 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,868 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.0% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) As described in Item 5, Dr. Ushio is deemed to have shared voting power with other Managing Directors over the shares of the Company held by Harris & Harris as a result of her position as a Managing Director of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 00687D101

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Adesto Technologies Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1250 Borregas Avenue, Sunnyvale, CA 94089.

Item 2. Identity and Background

(a) - (c) This Statement is filed by Harris & Harris Group, Inc. (“Harris & Harris”), Daniel B. Wolfe, Douglas W. Jamison, Alexei Andreev and Misti Ushio (each, a "Reporting Person"). Drs. Wolfe, Andreev and Ushio and Mr. Jamison may be deemed to have shared voting power over the Common Stock owned by Harris & Harris (the "Shares") as result of their respective positions as a Managing Director of Harris & Harris. In addition, Mr. Jamison may be deemed to have shared dispositive power over the Common Stock owned by Harris & Harris as a result of his position as Chief Executive Officer of Harris & Harris. The principal business address of each Reporting Person is 1450 Broadway, 24th Floor, New York, NY 10018. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harris & Harris is a New York corporation, Drs. Wolfe and Ushio, and Mr. Jamison are citizens of the United States of America, and Dr. Andreev is a citizen of the Russian Federation.

Item 3. Source and Amount of Funds or Other Consideration

Prior to October 30, 2015, Harris & Harris owned the following securities of the Company: (i) 198,413 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Stock”), (ii) 180,375 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Stock”), (iii) 64,309 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Stock”), (iv) 44,438 shares of the Company’s Series D Convertible Preferred Stock (the “Series D Stock”), (v) 29,930 shares of the Company’s Series D-1 Convertible Preferred Stock (the “Series D-1 Stock”) and (vi) 106,326 shares of the Company’s Series E Convertible Preferred Stock (the “Series E Stock”). Each share of Series A Stock, Series B Stock, Series C Stock and Series D-1 Stock automatically converted into one share of Common Stock immediately prior to the consummation of the Company’s initial public offering. Each share of Series D Stock converted into 1.0330576 shares of Common Stock immediately prior to the consummation of the Company’s initial public offering. Each share of Series E Stock converted into 9.8841 shares of Common Stock immediately prior to the consummation of the Company’s initial public offering ("IPO").

On October 26, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-206940) (the “Registration Statement”) was declared effective in connection with its initial public offering of 5,000,000 shares of Common Stock. The IPO was consummated on October 30, 2015. Upon consummation of the IPO, (i) 198,412 shares of Series A Stock automatically converted into 198,412 shares of Common Stock, (ii) 180,375 shares of Series B Stock automatically converted into 180,375 shares of Common Stock, (iii) 64,308 shares of Series C Stock automatically converted into 64,308 shares of Common Stock, (iv) 44,438 shares of Series D Stock converted into 45,907 shares of Common Stock, (v) 29,930 shares of Series D-1 Stock automatically converted into 29,930 shares of Common Stock, and (vi) 106,326 shares of Series E Stock automatically converted into 1,050,936 shares of Common Stock. Prior to the IPO, Harris & Harris acquired the Series A Stock, Series B Stock, Series C Stock, Series D Stock, Series D-1 Stock, and Series E Stock from the Company in a series of private transactions.

Additionally, on October 26, 2015, Harris & Harris purchased 200,000 shares of Common Stock in the IPO, at a price of $5.00 per share.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. Harris & Harris acquired such securities in the Company for investment purposes. In addition, no Reporting Person has any present plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company’s business or corporate structure;
(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 14,781,169 shares, which is the total number of Common Stock outstanding as disclosed in the Company’s prospectus, dated October 26, 2015, filed with the SEC on October 27, 2015 as part of the Registration Statement. As of October 30, 2015, Harris & Harris beneficially owned 1,769,868 shares of Common Stock, constituting approximately 12.0% of the shares outstanding, based upon 14,781,169 shares, as disclosed in the Company’s prospectus, dated October 26, 2015, filed with the SEC on October 27, 2015 as part of the Registration Statement. Drs. Wolfe, Andreev and Ushio and Mr. Jamison are managing directors of Harris & Harris and a majority vote among the managing directors is required to vote the Common Stock. As such, each of Drs. Wolfe, Andreev and Ushio and Mr. Jamison may be deemed to have shared voting power over the shares of Common Stock owned by Harris & Harris. In addition, Mr. Jamison may be deemed to have shared dispositive power over the Common Stock owned by Harris & Harris as a result of his position as Chief Executive Officer of Harris & Harris.

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the IPO, Harris & Harris and Dr. Andreev each entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any shares of Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for Common Stock or any other equity security of the Company for 180 days after the effectiveness of the Registration Statement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015

HARRIS & HARRIS GROUP, INC.

By: /s/ Daniel B. Wolfe

Name: Daniel B. Wolfe

Title: President

/s/ Daniel B. Wolfe

Daniel B. Wolfe

/s/ Douglas W. Jamison

Douglas W. Jamison

/s/ Alexei Andreev

Alexei Andreev

/s/ Misti Ushio

Misti Ushio